DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

February 25, 2022

VIA EDGAR CORRESPONDENCE

Daniel S. Greenspan, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Advisory Funds File Nos. 333-181202 and 811-22708

Dear Mr. Greenspan:

On behalf of Brown Advisory Funds (the “Trust” or the “Registrant”), I wish to respond to the comments that you recently provided to me via telephone with respect to your review of the Trust’s filing of Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of the Trust that was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 relating to a proposed new series of the Trust, the Brown Advisory Sustainable International Leaders Fund (the “Fund”), which will be managed and advised by Brown Advisory LLC, the investment adviser and manager for the Trust (the “Adviser”), and which will also be sub-advised by Brown Advisory Ltd., an affiliate of the Adviser (the “Sub-Adviser”).  The proposed responses on behalf of the Trust to each of your comments are set forth below.

1.
Comment: Prospectus Cover Page – Share Classes Offered:  On the Cover Page of the Prospectus it is disclosed that the Advisor Shares of the Fund are not being made available for purchase when the Fund commences investment operations.  Please confirm supplementally the reason why the Advisor Shares are not being offered at the commencement of operations of the Fund.

Response:  This will confirm that the Adviser has determined that it would be advisable to commence operations of the Fund by initially offering only the Institutional Shares and the Investor Shares based upon the Adviser’s assessment that shareholder interest will be strongest in each of these two initially offered classes of shares.  The Adviser may elect to commence the offering of Advisor Shares when sufficient shareholder interest in that particular share class has been confirmed.

2.	Comment: General Comment – Name of the Fund and Application of the Rule 35d-1 80% Test to Investments in Issuers Deemed By the Sub-Adviser to be “Leaders”:

With respect to the Fund’s name – Brown Advisory Sustainable International Leaders Fund – please confirm if, for purposes of the 80% Test of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund intends to invest at least 80% of the value of its net assets (plus any borrowings for investment purposes) in the equity securities of issuer’s that the Sub-Adviser believes satisfy the Sub-Adviser’s criteria for “leaders within their industry or country as demonstrated by an ability to deliver high relative return on invested capital over time”, in addition to investing at least 80% of the value of its net assets (plus any borrowings for investment purposes) in equity securities of issuers that satisfy the Fund’s Environmental, Social and Governance (“ESG”) criteria, and, if that is the case, please revise the relevant disclosure in order to clarify this aspect of the Fund’s principal investment strategies.

Response:  This will confirm that the Fund does intend to invest at least 80% of the value of its net assets (plus any borrowings for investment purposes) in the equity securities of issuer’s that the Sub-Adviser believes satisfy the Sub-Adviser’s criteria for “leaders within their industry or country as demonstrated by an ability to deliver high relative return on invested capital over time”, and additional disclosure has been added consistent with the comment.

3.
Comment: Pages 2-3 – Principal Investment Strategies – Investment in U.S. Securities for Purposes of International Investments:  The Fund’s “Principal Investment Strategies” disclosure states that, under normal market conditions, the Fund will, among other things: “hold securities of issuers located in at least three countries”.  Please confirm whether the United States is one of the three countries that the Fund may be invested in for these purposes and, if that is the case, please revise the relevant disclosure in order to clarify this aspect of the Fund’s principal investment strategies.

Response:  This will confirm that the Fund does not intend to include the United States among the three countries that the Fund may invest in for these purposes and additional disclosure has been added consistent with the comment.

4.
Comment: Pages 2-3 – Principal Investment Strategies – Investments in Emerging Market Countries:  The Fund’s “Principal Investment Strategies” disclosure states that: “The Fund’s non-U.S. investments may include equity securities issued by companies that are established or operating in emerging market countries”.  Please add additional disclosure clarifying what types of countries are considered to be “emerging market countries” for these purposes.

Response:  Additional disclosure has been added consistent with the comment.

5.
Comment: Pages 2-3 – Principal Investment Strategies  - Investments in Derivatives:  The Fund’s “Principal Investment Strategies” disclosure states that: “The Fund may invest in derivatives instruments, such as options, futures contracts, including interest rate futures, and options on futures”.  Please confirm if the Fund intends to invest a meaningful amount of its assets in derivatives, and, if this is the case, then please add additional disclosure regarding the Fund’s plans for investing in derivatives and also include additional appropriate risk-related disclosure to the extent that the Fund would be investing a meaningful amount of its assets in derivatives.

Response:  This will confirm that, under normal circumstances, the Fund is not expected to have a meaningful amount of its assets invested in derivatives, and, accordingly, the current disclosure with respect to the Fund’s ability to invest in derivatives is considered by the Registrant to be appropriate.

6.
Comment: Pages 2-3 – Principal Investment Strategies – Sustainable Investments and “Sustainable Business Advantages”:  The Fund’s “Principal Investment Strategies” disclosure states that when considering companies for investment, the Sub-Adviser will seek out companies that have so-called “Sustainable Business Advantages (such as revenue growth, cost improvements, or enhanced franchise value).”  Please provide additional disclosure to clarify the connection between “Sustainable Business Advantages” and the sustainability profile of a potential investment for the Fund.

Response:  Additional disclosure has been added consistent with the comment.

7.
Comment: Pages 2-3 – Principal Investment Strategies – Use of Third-Party Data Providers:  The Fund’s “Principal Investment Strategies” disclosure states that in connection with making investments consistent with the Fund’s ESG criteria, the Sub-Adviser relies upon certain types of information and data that is provided by third-party vendor sources.  Please consider adding additional disclosure identifying by name the specific third-party vendors that are utilized for these purposes and also please consider adding additional disclosure providing examples of the types of information and materials that are received from such third-party vendors.

Response:  The Registrant does not believe that it would be advisable to disclose the names of the specific third-party vendors that are used because these vendors change over time, and, as a result, it would therefore be necessary to constantly revise the disclosure to make sure that it is current as vendors are added or removed from use.  In addition, the Registrant does not believe that the actual, specific names of the third-party vendors is material information that an investor in the Fund would view as necessary for purposes of making an investment decision with respect to investing in the Fund.  Accordingly, while the Registrant declines to add the specific names of the third-party vendors that are utilized, additional disclosure has been added to further describe the types of information and materials that are received from such third-party vendors.

8.
Comment: Pages 2-3 – Principal Investment Strategies – Additional Risks Presented by the Use of Third-Party Data Providers:  The Fund’s “Principal Investment Strategies” disclosure states that in connection with making investments consistent with the Fund’s ESG criteria, the Sub-Adviser relies upon certain types of information and data that is provided by third-party vendor sources.  Please add additional disclosure regarding the risks related to the use of third-party data providers.

Response:  Additional disclosure has been added consistent with the comment.

9.
Comment: Pages 2-3 – Principal Investment Strategies – ESG Factors:  The Fund’s “Principal Investment Strategies” disclosure states that: “The Sub-Adviser views ESG factors as material to fundamentals and seeks to understand their impact on companies in which the Fund may invest.  ESG factors are systematically integrated into the Sub-Adviser’s investment decision-making process.”  In addition, the disclosure continues by further stating that:  “The ESG evaluation process considers risks and opportunities holistically, meaning that a security will not necessarily be excluded due to any one particular factor if the overall analysis results in a favorable evaluation by the Sub-Adviser with oversight by the Adviser.”  In light of this disclosure of the use of ESG factors by the Sub-Adviser, please add additional disclosure indicating whether the Sub-Adviser would invest in an issuer that has received low scores for ESG factors but has received high scores for non-ESG factors.

Response:  Additional disclosure has been added consistent with the comment.

* * * *

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Monica Patel at (202) 261-3498 with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley